August 15, 2024

Sze Ho Chan
Chief Executive Officer
Garden Stage Limited
30th Floor, China Insurance Group Building
141 Des Voeux Road Central
Central, Hong Kong

       Re: Garden Stage Limited
           Registration Statement on Form F-1
           Filed August 9, 2024
           File No. 333-281427
Dear Sze Ho Chan:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Prospectus Summary
Summary of Risk Factors
Risks Related to Doing Business in the Jurisdictions in which the Operating Subsidiaries, page 11

1. We note the revisions made in this section. Please revise the disclosure under this subheading to correspond to the language provided in comment 7 of the December 2021
       Dear Issuer Letter to China-Based Companies and comment 4 in the July 2023 Dear
       Issuer Letter to China-Based Companies. Specifically, given the Chinese
government   s
       significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the
       Chinese government has or may have on your business or on the value of your securities.
       Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or
 August 15, 2024
Page 2

       the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term
          control    (including the terms    controlling,       controlled by,
  and    under common control
       with   ) means    the possession, direct or indirect, of the power to
direct or cause the
       direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at 202-551-3324 or Tonya Aldave at 202-551-3601 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Yarona Yieh, Esq.